UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

On November 7, 2018, Materialise NV (the “Company”) announced that it will hold an extraordinary general meeting of its shareholders on November 28, 2018 at 10:00 a.m., Central European Time, to vote on the appointment of Volker Hammes to the Company’s board of directors, remuneration (if any) for Mr. Hammes (which will be consistent with the remuneration of the Company’s other independent directors), and related matters.

The extraordinary general meeting will be held at Materialise’s headquarters located at Technologielaan 15, 3001 Leuven, Belgium.

The convening notices and the proxy form pertaining to the extraordinary general meeting are available on Materialise’s website at http://investors.materialise.com on the Corporate Governance page.

Mr. Hammes, 55, has served as Managing Director of BASF New Business GmbH (“BASF New Business”), a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS) (“BASF”), since January 2016 and Managing Director of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017. Between 2012 and 2016, Mr. Hammes also served as director or officer of various BASF affiliates, including his position in BASF Turk Kimya San. Ltd. Sti. as Chief Executive Officer, Managing Director and Head of Business Center Turkey, Middle East and North Africa. In addition, Mr. Hammes has served as a director on the boards of directors of BigRep GmbH, a manufacturer of 3D printers, since December 2017 and Essentium Inc., a provider of industrial 3D printing solutions, since December 2017. Mr. Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.

Exhibit	Description
99.1	Press Release dated November 7, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: November 7, 2018